Exhibit A

CERAGON NETWORKS REPORTS 2021 SECOND QUARTER
FINANCIAL RESULTS

Q2 2021 Financial Highlights:

•	Revenues of $68.6 million
•	Operating Income of $0.5 million on a GAAP basis, or $0.6 million on a non-GAAP basis
•	EPS of $(0.02) per diluted share on a GAAP basis, or $(0.01) per diluted share on a non-GAAP basis

Q2 2021 Business Highlights:

•	Strong bookings in North America, India and Europe; book-to-bill way above 1
•	Sixteen 5G design wins to date, across all geographies
•	North America:
o	Selected by three leading operators to deploy and improve 5G connectivity;
o	Selected by a leading service provider for a multi-year managed services agreement;
o	52% of bookings in the first half of the year are 5G-related
•	Europe: 31% of bookings in the first half of the year are 5G-related
•	India: Follow-on orders from multiple tier-1 operators, totaling over $35 million; Unparalleled market share in the region

Little Falls, New Jersey, August 2, 2021 - Ceragon Networks Ltd. (NASDAQ: CRNT), the global innovator and leading solutions provider of 5G wireless transport, today reported its financial results for the second quarter ended June 30, 2021.

Doron Arazi, the newly appointed CEO, commented: “I’ve been at Ceragon for less than a month and already seen so much to be proud of, thanks to a highly efficient, proactive team. I feel fortunate to lead a team of 1,000+ dedicated and talented individuals who collectively have driven Ceragon’s impressive performance, weathering unexpected storms such as the Covid-19 pandemic, bringing the Company to where it is today.

We had a strong quarter in terms of bookings, especially in North America, India and Europe. We’ve been awarded new contracts. To date we have sixteen 5G design wins. We’re participating in more OpenRan trials. It has been a good start and I’m truly excited about all the growing 5G-era opportunities lying ahead.

In this new era, we continue to increase our competitive edge by creating differentiated innovations and services. Together, our backhaul and fronthaul wireless transport solutions, our unique soon-to-be taped-out System-on-Chip, and our growing focus on Managed Services offering create the right targeted mix to serve our customers’ 5G rollout and deployment objectives.

Primary Second Quarter 2021 Financial Results:

Revenues were $68.6 million, up 9.9% from $62.4 million in Q2 2020 and up 0.4% from $68.3 million in Q1 2021. The increase from Q2 2020 is mainly attributed to stronger sales in North America and India.

Gross profit was $21.9 million, giving us a gross margin of 31.9%, compared with a gross margin of 26.4% in Q2 2020 and 29.5% in Q1 2021. The increase in gross profit is primarily a result of a favorable customer mix, positively affecting the gross margin this quarter.

Operating income (loss) was $0.5 million compared with operating loss of $(3.5) million for Q2 2020 and $0.4 million for Q1 2021.

Net loss was $(1.7) million, or $(0.02) per diluted share compared with $(5.5) million, or $(0.07) per diluted share for Q2 2020 and $(1.2) million, or $(0.01) per diluted share for Q1 2021.

Non-GAAP results were as follows: Gross margin was 31.5%, operating profit was $0.6 million, and net loss was $(1.2) million, or $(0.01) per diluted share.

Cash and cash equivalents were $28.7 million at June 30, 2021, compared to $33.0 million at March 31, 2021.

For a reconciliation of GAAP to non-GAAP results, see the attached tables.

Revenue Breakout by Geography:

Q2 2021
India	27%
North America	19%
Europe	18%
Latin America	17%
APAC	11%
Africa	8%

Outlook

We continue to be confident about our revenue growth in 2021 and expect it to be on the higher end of our annual revenue guidance, which is between $275-$295 million. More than that, we anticipate a return to profitability in the second half of the year. While the current component shortage may still create fluctuations in our revenues and have an impact on the timelines of our deliveries, we remain confident in our mid and long-term business opportunities and deliveries.

Conference Call

The Company will host a Zoom web conference today at 9:00a.m. ET to discuss the results, followed by a question and answer session for the investment community.

Investors are invited to register by clicking the following link: https://us02web.zoom.us/webinar/register/WN_CrOZTKIQTKCchWY1fpH_-A

All relevant information will be sent upon registration.

If you are unable to join us live, a recording of the call will be available on our website at www.ceragon.com within 24 hours after the call.

About Ceragon Networks

Ceragon Networks Ltd. (NASDAQ: CRNT) is the global innovator and leading solutions provider of 5G wireless transport. We help operators and other service providers worldwide increase operational efficiency and enhance end customers’ quality of experience with innovative wireless backhaul and fronthaul solutions. Our customers include service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 5G & 4G broadband wireless connectivity, mission-critical multimedia services, stabilized communications, and other applications at high reliability and speed.

Ceragon’s unique multicore technology and disaggregated approach to wireless transport provides highly reliable, fast to deploy, high-capacity wireless transport for 5G and 4G networks with minimal use of spectrum, power, real estate, and labor resources. It enables increased productivity, as well as simple and quick network modernization, positioning Ceragon as a leading solutions provider for the 5G era. We deliver a complete portfolio of turnkey end-to-end AI-based managed and professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 400 service providers, as well as more than 800 private network owners, in more than 150 countries. For more information please visit: www.ceragon.com

Safe Harbor

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

This press release contains statements that constitute “forward-looking statements” within the meaning of the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon’s management about Ceragon’s business, financial condition, results of operations, micro and macro market trends and other issues addressed or reflected therein. Examples of forward-looking statements include: projections of demand, revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, order timing, growth prospects, product development, financial resources, cost savings and other financial and market matters. You may identify these and other forward-looking statements by the use of words such as “may”, “plans”, “anticipates”, “believes”, “estimates”, “targets”, “expects”, “intends”, “potential” or the negative of such terms, or other comparable terminology.

Although we believe that the projections reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations therefrom will not be material. Such statements involve risks and uncertainties that may cause future results to differ materially from those anticipated. These risks and uncertainties include, but are not limited to, the effects of general economic conditions, the effect of the COVID-19 crisis on the global markets and on the markets in which we operate, including the risk of a continued disruption to our and our customers’, providers’, business partners and contractors’ business and operations as a result of the COVID-19 pandemic effects and the restrictions on operations created thereby, and of an adverse effect on our and our customers’ financial performance, cash flow, revenue and financial results, available cash and financing, and our ability to bill and collect amounts due from our customers as a result therefrom; the continuing impact  of components shortage due to the global shortage in semiconductors and chipsets, which could continue to cause delays in deliveries of our products and delays in the deployment of wireless communication networks by our customers, slowdowns and other adverse effects on our industry; the risks relating to the concentration of a significant portion of Ceragon’s expected business in certain countries and particularly in India, where a small number of customers are expected to represent a significant portion of our revenues; risks associated with any failure to meet our product development timetable, including delay in the tape-out of our new chipset; the risk that the rollout of 5G services could take longer or be performed differently than anticipated and such other risks, uncertainties and other factors that could affect our results, as further detailed in Ceragon’s most recent Annual Report on Form 20-F and in Ceragon’s other filings with the Securities and Exchange Commission.

Such forward-looking statements, including the risks, uncertainties and other factors that could affect our results, represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. Such forward-looking statements do not purport to be predictions of future events or results and there can be no assurance that it will prove to be accurate. Ceragon may elect to update these forward-looking statements at some point in the future but the company specifically disclaims any obligation to do so except as may be required by law.

Ceragon’s public filings are available on the Securities and Exchange Commission’s website at www.sec.gov and may also be obtained from Ceragon’s website at www.ceragon.com.

Investor & Media Contact:
Maya Lustig
Ceragon Networks
Tel. +972-54-677-8100
mayal@ceragon.com

-Tables Follow-

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020

Revenues	$68,621	$62,427	$136,891	$118,298
Cost of revenues	46,736	45,925	94,860	87,786

Gross profit	21,885	16,502	42,031	30,512

Operating expenses:
Research and development, net	7,555	6,770	14,965	14,060
Sales and Marketing	7,643	8,200	15,933	16,473
General and administrative	6,197	4,985	10,290	9,441

Total operating expenses	$21,395	$19,955	$41,188	$39,974

Operating income (loss)	490	(3,453)	843	(9,462)

Financial expenses and others, net	1,802	1,464	2,853	1,772

Loss before taxes	(1,312)	(4,917)	(2,010)	(11,234)

Taxes on income	397	400	872	780
Equity loss in affiliates	-	160	-	343

Net loss	$(1,709)	$(5,477)	$(2,882)	$(12,357)

Basic net loss per share	$(0.02)	$(0.07)	$(0.03)	$(0.15)
Diluted net loss per share	$(0.02)	$(0.07)	$(0.03)	$(0.15)

Weighted average number of shares used in computing basic net loss per share	83,423,693	81,012,896	83,006,047	80,889,022

Weighted average number of shares used in computing diluted net loss per share	83,423,693	81,012,896	83,006,047	80,889,022

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	June 30, 2021	December 31, 2020
ASSETS	Unaudited	Audited

CURRENT ASSETS:
Cash and cash equivalents	$28,670	$27,101
Trade receivables, net	107,404	107,388
Other accounts receivable and prepaid expenses	18,125	14,755
Inventories	52,316	50,627

Total current assets	206,515	199,871

NON-CURRENT ASSETS:
Deferred tax assets	8,404	8,279
Severance pay and pension fund	5,913	6,059
Property and equipment, net	30,037	31,748
Operating lease right-of-use assets	22,651	6,780
Intangible assets, net	5,936	6,117
Other non-current assets	14,960	13,565

Total non-current assets	87,901	72,548

Total assets	$294,416	$272,419

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$65,989	$63,722
Deferred revenues	3,139	3,492
Short-term loans	11,000	5,979
Operating lease liabilities	4,610	3,183
Other accounts payable and accrued expenses	21,913	24,048

Total current liabilities	106,651	100,424

LONG-TERM LIABILITIES:
Accrued severance pay and pension	10,953	11,601
Deferred revenues	9,155	7,495
Operating lease liabilities	18,532	3,840
Other long-term payables	2,815	2,933

Total long-term liabilities	41,455	25,869

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares	223	218
Additional paid-in capital	425,548	420,958
Treasury shares at cost	(20,091)	(20,091)
Other comprehensive loss	(9,597)	(8,068)
Accumulated deficits	(249,773)	(246,891)

Total shareholders' equity	146,310	146,126

Total liabilities and shareholders' equity	$294,416	$272,419

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars, in thousands)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Cash flow from operating activities:
Net loss	$(1,709)	$(5,477)	$(2,882)	$(12,357)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	2,943	2,680	5,829	5,384
Loss from sale of property and equipment, net	195	-	67	-
Stock-based compensation expense	286	441	637	867
Increase (decrease) in accrued severance pay and pensions, net	(301)	155	(504)	(288)
Decrease (increase) in trade receivables, net	(176)	6,519	237	19,105
Increase in other accounts receivable and prepaid expenses (including other long term assets)	(4,780)	(2,645)	(5,872)	(4,719)
Decrease in operating lease right-of-use assets	1,179	1,220	2,448	2,576
Decrease (increase) in inventory, net of write off	(3,764)	5,529	(2,046)	7,526
Increase in deferred tax asset, net	(135)	(85)	(125)	(109)
Increase (decrease) in trade payables	4,268	(339)	2,137	(4,779)
Increase (decrease) in other accounts payable and accrued expenses (including other long term liabilities)	10	584	(3,646)	(1,299)
Decrease in operating lease liability	(744)	(1,110)	(2,199)	(2,917)
Increase (decrease) in deferred revenues	(230)	(806)	1,307	803
Net cash provided by (used in) operating activities	$(2,958)	$6,666	$(4,612)	$9,793

Cash flow from investing activities:
Purchase of property and equipment, net	(1,728)	(2,679)	(3,931)	(3,638)
Proceeds from sale of property and equipment, net	-	-	200	-
Purchase of intangible assets, net	-	(36)	-	(279)
Net cash used in investing activities	$(1,728)	$(2,715)	$(3,731)	$(3,917)

Cash flow from financing activities:
Proceeds from exercise of options	269	308	3,958	554
Proceeds from (repayment of) bank credits and loans, net	-	(13,176)	6,000	5,079
Net cash provided by (used in) financing activities	$269	$(12,868)	$9,958	$5,633

Translation adjustments on cash and cash equivalents	$76	$(36)	$(46)	$(281)
Increase (decrease) in cash and cash equivalents	$(4,341)	$(8,953)	$1,569	$11,228
Cash and cash equivalents at the beginning of the period	33,011	44,120	27,101	23,939
Cash and cash equivalents at the end of the period	$28,670	$35,167	$28,670	$35,167

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands)
(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2021	2020	2021	2020

GAAP cost of revenues	$46,736	$45,925	$94,860	$87,786
Stock based compensation expenses	(35)	(33)	(71)	(60)
Paycheck protection program	306	-	306	-
Changes in indirect tax positions	(2)	(1)	(3)	(2)
Non-GAAP cost of revenues	$47,005	$45,891	$95,092	$87,724

GAAP gross profit	$21,885	$16,502	$42,031	$30,512
Gross profit adjustments	(269)	34	(232)	62
Non-GAAP gross profit	$21,616	$16,536	$41,799	$30,574

GAAP Research and development expenses	$7,555	$6,770	$14,965	$14,060
Stock based compensation expenses	(61)	(10)	(113)	(99)
Non-GAAP Research and development expenses	$7,494	$6,760	$14,852	$13,961

GAAP Sales and Marketing expenses	$7,643	$8,200	$15,933	$16,473
Stock based compensation expenses	(50)	(168)	(154)	(268)
Paycheck protection program	673	-	673	-
Non-GAAP Sales and Marketing expenses	$8,266	$8,032	$16,452	$16,205

GAAP General and Administrative expenses	$6,197	$4,985	$10,290	$9,441
Retired CEO compensation	(810)	-	(810)	-
Stock based compensation expenses	(140)	(230)	(299)	(440)
Non-GAAP General and Administrative expenses	$5,247	$4,755	$9,181	$9,001

GAAP operating income (loss)	$490	$(3,453)	$843	$(9,462)
Stock based compensation expenses	286	441	637	867
Changes in indirect tax positions	2	1	3	2
Retired CEO compensation	810	-	810	-
Paycheck protection program	(979)	-	(979)	-
Non-GAAP operating income (loss)	$609	$(3,011)	$1,314	$(8,593)

GAAP financial expenses and others, net	$1,802	$1,464	$2,853	$1,772
Leases – financial income (expenses)	(435)	(110)	(249)	340
Non-GAAP financial expenses and others, net	$1,367	$1,354	$2,604	$2,112

GAAP Tax expenses	$397	$400	$872	$780
Non cash tax adjustments	23	87	(105)	72
Non-GAAP Tax expenses	$420	$487	$767	$852

GAAP equity loss in affiliates	$-	$160	$-	$343
Other non-cash adjustments	-	(160)	-	(343)
Non-GAAP equity loss in affiliates	$-	$-	$-	$-

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020

GAAP net loss	$(1,709)	$(5,477)	$(2,882)	$(12,357)
Stock based compensation Expenses	286	441	637	867
Changes in indirect tax positions	2	1	3	2
Leases – financial expenses (income)	435	110	249	(340)
Paycheck protection program	(979)	-	(979)	-
Retired CEO compensation	810	-	810	-
Non-cash tax adjustments	(23)	(87)	105	(72)
Other non-cash adjustment	-	160	-	343
Non-GAAP net loss	$(1,178)	$(4,852)	$(2,057)	$(11,557)

GAAP basic net loss per share	$(0.02)	$(0.07)	$(0.03)	$(0.15)

GAAP diluted net loss per share	$(0.02)	$(0.07)	$(0.03)	$(0.15)
Non-GAAP basic and diluted net loss per share	$(0.01)	$(0.06)	$(0.02)	$(0.14)

Weighted average number of shares used in computing GAAP basic net loss per share	83,423,693	81,012,896	83,006,047	80,889,022

Weighted average number of shares used in computing GAAP diluted net loss per share	83,423,693	81,012,896	83,006,047	80,889,022

Weighted average number of shares used in computing Non-GAAP diluted net loss per share	83,423,693	81,012,896	83,006,047	80,889,022